Exhibit 99.1
Dole plc Reports Third Quarter 2023 Financial Results
DUBLIN – November 16, 2023 - Dole plc (NYSE: DOLE) ("Dole" or the "Group" or the "Company") today released its financial results for the three and nine months ended September 30, 2023.
Highlights for the three months ended September 30, 2023:
•Revenue of $2.0 billion, an increase of 4.2%
•Net Income of $54.0 million, an increase of 15.9%
•Adjusted EBITDA1 of $85.2 million, an increase of 7.6%
•Adjusted Net Income of $22.6 million and Adjusted Diluted EPS of $0.24
•Cash proceeds of $45.5 million related to asset sales
Financial Highlights - Unaudited

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

	(U.S. Dollars in millions, except per share amounts)
Revenue	2,043	1,961	6,173	5,982
Income from continuing operations[2]	55.7	58.3	154.4	146.5
Net Income	54.0	46.6	126.8	98.4
Net Income attributable to Dole plc	45.3	39.8	101.7	79.7
Diluted EPS from continuing operations	0.50	0.54	1.36	1.35
Diluted EPS	0.48	0.42	1.07	0.84
Adjusted EBITDA[1]	85.2	79.2	308.3	282.9
Adjusted Net Income[1]	22.6	26.2	103.2	119.1
Adjusted Diluted EPS[1]	0.24	0.28	1.09	1.25

Commenting on the results, Carl McCann, Executive Chairman, said:

“We are very pleased that our momentum from the first half of the year has continued into the third quarter. We delivered another strong set of results, with Revenue growth of 4.2% and Adjusted EBITDA growth of 7.6%.
As we move towards the end of the financial year, our strong result for the first nine months positions us to deliver a good result for the year and we are now targeting Adjusted EBITDA for 2023 of at least $365.0 million.
Once again, we would like to extend our appreciation to all of our people across the Group for their dedication and efforts in delivering these results.”
1 Dole plc reports its financial results in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). See full GAAP financial results in the appendix. Adjusted EBIT, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings Per Share, Net Debt and Free Cash Flow from Continuing Operations are non-GAAP financial measures. Refer to the appendix of this release for an explanation and reconciliation of these and other non-GAAP financial measures used in this release to comparable GAAP financial measures.
2 Fresh Vegetables results are reported separately as discontinued operations, net of income taxes, in our condensed consolidated statements of operations, its assets and liabilities are separately presented in our condensed consolidated balance sheets, and its cash flows are presented separately in our condensed consolidated statements of cash flows for all periods presented. Unless otherwise noted, our discussion of our results included herein, outlook and all supplementary tables, including non-GAAP financial measures, are presented on a continuing operations basis.

Group Results - Third Quarter
Revenue increased 4.2%, or $82.0 million, primarily due to strong performance in the Diversified EMEA segment, offset partially by the Diversified Americas and Fresh Fruit segments. On a like-for-like basis3, revenue was 1.2%, or $23.6 million, ahead of prior year.
Adjusted EBITDA increased 7.6%, or $6.0 million, primarily driven by stronger performance in the Diversified Americas and Diversified EMEA segments. On a like-for-like basis, Adjusted EBITDA increased 4.2%, or $3.4 million.
Adjusted Net Income decreased $3.6 million, predominantly due to higher interest expense and tax expense, offset by the increases in Adjusted EBITDA as noted above and lower depreciation. Adjusted Diluted EPS for the three months ended September 30, 2023 was $0.24 compared to $0.28 in the prior year.

Selected Segmental Financial Information (Unaudited)

	Three Months Ended
	September 30, 2023		September 30, 2022

	(U.S. Dollars in thousands)
	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
Fresh Fruit	$749,210	$45,111	$751,348	$49,382
Diversified Fresh Produce - EMEA	856,351	34,923	759,964	30,686
Diversified Fresh Produce - Americas & ROW	470,011	5,159	479,839	(870)
Intersegment	(32,900)	—	(30,456)	—
Total	$2,042,672	$85,193	$1,960,695	$79,198

	Nine Months Ended
	September 30, 2023		September 30, 2022

	(U.S. Dollars in thousands)
	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
Fresh Fruit	$2,387,163	$180,138	$2,306,982	$166,087
Diversified Fresh Produce - EMEA	2,570,080	100,932	2,400,967	88,397
Diversified Fresh Produce - Americas & ROW	1,310,407	27,191	1,391,731	28,399
Intersegment	(94,637)	—	(117,845)	—
Total	$6,173,013	$308,261	$5,981,835	$282,883
Fresh Fruit
Revenue decreased 0.3%, or $2.1 million. Revenue was negatively impacted by lower banana prices in North America, partially offset by higher worldwide volumes of bananas sold, an increase in worldwide pricing of pineapples and stronger pricing of bananas in Europe.
Adjusted EBITDA decreased 8.6%, or $4.3 million. Adjusted EBITDA was primarily impacted by lower revenue, higher fruit sourcing costs and a decrease in commercial cargo activity, partially offset by lower shipping and logistics costs, as well as by strong pricing excluding the impact of fuel surcharges.
Diversified Fresh Produce – EMEA
Revenue increased 12.7%, or $96.4 million, primarily driven by a favorable impact from foreign currency translation of $54.4 million, inflation-justified price increases across the segment and a positive impact from acquisitions of $5.5 million. On a like-for-like basis, revenue was 4.8%, or $36.5 million, ahead of prior year.
3 Like-for-like basis refers to the measure excluding the impact of foreign currency translation movements and acquisitions and divestitures.

Adjusted EBITDA increased 13.8%, or $4.2 million, primarily driven by a favorable impact from foreign currency translation of $2.0 million, an incremental positive impact from acquisitions of $0.2 million and strong performance in Ireland, the U.K., Spain and Holland. On a like-for-like basis, Adjusted EBITDA was 6.6%, or $2.0 million, ahead of prior year.
Diversified Fresh Produce – Americas & ROW
Revenue decreased 2.0%, or $9.8 million, primarily driven by lower revenue for berries in North America, as well as by lower volumes of most other commodities, partially offset by inflation-justified price increases.
Adjusted EBITDA increased 693.0%, or $6.0 million, primarily due to continued strong performance in most products that we market in North America, as well as by a favorable comparison to the three months ended September 2022, which had a challenging end to the Chilean grapes season due to abnormal supply chain disruption. These increases were partially offset by a challenging quarter for berries in North America.
Capital Expenditures
Capital expenditures for the nine months ended September 30, 2023 were $51.3 million, which included investments in farm renovations and ongoing investments in IT, logistics and efficiency projects in our warehouses and processing facilities. This amount only includes capital expenditures from continuing operations.
Sales of Assets
Sales of assets for the nine months ended September 30, 2023 were $64.1 million, compared to $27.8 million for the nine months ended September 30, 2022. These sales resulted in a gain on asset sales of $43.4 million for the nine months ended September 30, 2023, compared to $9.2 million for the nine months ended September 30, 2022. The increase was driven by $45.5 million of cash proceeds received during the three months ended September 30, 2023, resulting in a gain of $28.7 million. These proceeds were predominantly from the sale of idle land in Hawaii, which realized cash proceeds of $44.0 million.
Free Cash Flow from Continuing Operations and Net Debt
Free Cash Flow from Continuing Operations was $105.8 million for the nine months ended September 30, 2023. Free Cash Flow from Continuing Operations benefited from strong Adjusted EBITDA performance for the first nine months of the year and good working capital management across the Group. Net Debt as of September 30, 2023 was $0.9 billion.
Outlook for Fiscal Year 2023 (forward-looking statement)
We are very pleased with the Group’s performance in the first nine months of the year, delivering $308.3 million of Adjusted EBITDA.
While the wider macro-environment continues to remain complex and impacts from weather events remain unpredictable, we remain confident in the strength of our diversified supply base and the experience and quality of our operating teams across the globe to deal with challenges as they arise.
Overall, our strong results for the first nine months position us well to deliver a good result for the year and we are now targeting Adjusted EBITDA for 2023 of at least $365.0 million.
Dividend
On November 15, 2023, the Board of Directors of Dole plc declared a cash dividend for the third quarter of 2023 of $0.08 per share, payable on January 4, 2024 to shareholders of record on December 14, 2023. A cash dividend of $0.08 per share was paid on October 5, 2023 for the second quarter of 2023.

About Dole plc
A global leader in fresh produce, Dole plc produces, markets, and distributes an extensive variety of fresh fruits and vegetables sourced locally and from around the world. Dedicated and passionate in exceeding our customers’ requirements in over 75 countries, our goal is to make the world a healthier and a more sustainable place.
Webcast and Conference Call Information
Dole plc will host a conference call and simultaneous webcast at 08:00 a.m. Eastern Time today to discuss the third quarter 2023 financial results. The webcast can be accessed at www.doleplc.com/investor-relations
The conference call can be accessed live by dialing (646) 307-1963 in the US or +353 (1) 582 2023 in Ireland and +44 20 3481 4247 for UK and other international participants. The conference ID is 6406315.
Forward-looking information
Certain statements made in this press release that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management’s beliefs, assumptions, and expectations of our future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates, or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws.
Investor Contact:
James O'Regan, Head of Investor Relations, Dole plc
joregan@totalproduce.com
+353 1 887 2794
Media Contact:
Brian Bell, Ogilvy
brian.bell@ogilvy.com
+353 87 2436 130

Appendix
Consolidated Statement of Operations - Unaudited

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$2,042,672	$1,960,695	$6,173,013	$5,981,835
Cost of sales	(1,876,292)	(1,829,233)	(5,631,021)	(5,533,069)
Gross profit	166,380	131,462	541,992	448,766
Selling, marketing, general and administrative expenses	(118,023)	(103,349)	(354,569)	(323,258)
Gain on disposal of businesses	—	—	—	242
Gain on asset sales	28,746	767	43,442	9,188
Operating income	77,103	28,880	230,865	134,938
Other income, net	4,817	9,199	7,721	19,765
Interest income	2,311	1,427	7,260	4,421
Interest expense	(20,899)	(15,677)	(62,359)	(38,126)
Income from continuing operations before income taxes and equity earnings	63,332	23,829	183,487	120,998
Income tax (expense) benefit	(13,017)	34,155	(40,604)	21,497
Equity method earnings	5,342	300	11,508	4,028
Income from continuing operations	55,657	58,284	154,391	146,523
Loss from discontinued operations, net of income taxes	(1,672)	(11,704)	(27,616)	(48,129)
Net income	53,985	46,580	126,775	98,394
Less: Net income attributable to noncontrolling interests	(8,693)	(6,743)	(25,049)	(18,679)
Net income attributable to Dole plc	$45,292	$39,837	$101,726	$79,715

Income (loss) per share - basic:
Continuing operations	$0.50	$0.54	$1.36	$1.35
Discontinued operations	(0.02)	(0.12)	(0.29)	(0.51)
Net income per share attributable to Dole plc - basic	$0.48	$0.42	$1.07	$0.84

Income (loss) per share - diluted:
Continuing operations	$0.50	$0.54	$1.36	$1.35
Discontinued operations	(0.02)	(0.12)	(0.29)	(0.51)
Net income per share attributable to Dole plc - diluted	$0.48	$0.42	$1.07	$0.84

Weighted-average shares:
Basic	94,929	94,891	94,912	94,882
Diluted	95,148	94,908	95,094	94,910

Consolidated Balance Sheets - Unaudited

	September 30, 2023	December 31, 2022

ASSETS	(U.S. Dollars and shares in thousands)
Cash and cash equivalents	$217,523	$228,840
Short-term investments	5,735	5,367
Trade receivables, net of allowances for credit losses of $22,498 and $18,001, respectively	575,205	610,384
Grower advance receivables, net of allowances for credit losses of $20,946 and $15,817, respectively	124,981	106,864
Other receivables, net of allowances for credit losses of $13,733 and $14,538, respectively	114,513	132,947
Inventories, net of allowances of $3,889 and $4,186, respectively	366,718	394,150
Prepaid expenses	59,709	48,995
Other current assets	33,303	15,034
Fresh Vegetables current assets held for sale	414,222	62,252
Other assets held for sale	10,318	645
Total current assets	1,922,227	1,605,478
Long-term investments	15,468	16,498
Investments in unconsolidated affiliates	127,429	124,234
Actively marketed property	13,781	31,007
Property, plant and equipment, net of accumulated depreciation of $414,698 and $375,721, respectively	1,085,778	1,116,124
Operating lease right-of-use assets	312,608	293,658
Goodwill	500,892	497,453
DOLE brand	306,280	306,280
Other intangible assets, net of accumulated amortization of $127,462 and $120,315, respectively	43,351	50,990
Fresh Vegetables non-current assets held for sale	—	343,828
Other assets	139,598	142,180
Deferred tax assets, net	70,263	64,112
Total assets	$4,537,675	$4,591,842
LIABILITIES AND EQUITY
Accounts payable	$619,914	$640,620
Income taxes payable	33,773	11,558
Accrued liabilities	380,196	381,688
Bank overdrafts	13,772	8,623
Current portion of long-term debt, net	255,953	97,435
Current maturities of operating leases	59,702	57,372
Payroll and other tax	23,811	27,187
Contingent consideration	663	1,791
Pension and other postretirement benefits	15,878	17,287
Fresh Vegetables current liabilities held for sale	294,588	199,255
Dividends payable and other current liabilities	21,994	17,698
Total current liabilities	1,720,244	1,460,514
Long-term debt, net	859,677	1,127,321
Operating leases, less current maturities	262,160	246,723
Deferred tax liabilities, net	112,333	118,403
Income taxes payable, less current portion	16,921	30,458
Contingent consideration, less current portion	7,542	5,022
Pension and other postretirement benefits, less current portion	117,946	124,646
Fresh Vegetables non-current liabilities held for sale	—	116,380
Other long-term liabilities	43,906	43,390
Total liabilities	$3,140,729	$3,272,857
Redeemable noncontrolling interests	34,182	32,311
Stockholders’ equity:
Common stock — $0.01 par value; 300,000 shares authorized and 94,929 and 94,899 shares outstanding as of September 30, 2023 and December 31, 2022	949	949
Additional paid-in capital	796,290	795,063
Retained earnings	547,912	469,249
Accumulated other comprehensive loss	(112,967)	(104,133)
Total equity attributable to Dole plc	1,232,184	1,161,128
Equity attributable to noncontrolling interests	130,580	125,546
Total equity	1,362,764	1,286,674
Total liabilities, redeemable noncontrolling interests and equity	$4,537,675	$4,591,842

Consolidated Statements of Cash Flows - Unaudited

	Nine Months Ended
	September 30, 2023	September 30, 2022

Operating Activities	(U.S. Dollars in thousands)
Net income	$126,775	$98,394
Loss from discontinued operations, net of taxes	27,616	48,129
Income from continuing operations	154,391	146,523
Adjustments to reconcile income from continuing operations to net cash provided by operating activities - continuing operations:
Depreciation and amortization	76,908	81,792
Incremental charges on biological assets related to the acquisition of Legacy Dole	—	40,464
Net (gain) on sale of assets and asset write-offs	(43,506)	(9,188)
Stock-based compensation expense	4,381	3,118
Equity method earnings	(11,508)	(4,028)
Amortization of debt discounts and debt issuance costs	4,788	4,546
Deferred tax (benefit)	(11,747)	(12,537)
Pension and other postretirement benefit plan expense	4,160	482
Dividends received from equity method investments	6,350	7,632
Other	(6,118)	(2,277)
Changes in operating assets and liabilities:
Receivables, net of allowances	13,858	(9,494)
Inventories	26,642	(52,022)
Prepaids, accrued and other current and long-term assets and liabilities	(61,465)	(11,935)
Net cash provided by operating activities - continuing operations	157,134	183,076
Investing activities
Sales of assets	64,103	27,764
Capital expenditures	(51,334)	(58,555)
Acquisitions, net of cash acquired	(262)	(4,886)
Insurance proceeds	1,850	2,278
Purchases of investments	(1,153)	(414)
Sales (purchases) of unconsolidated affiliates	1,498	(801)
Other	(127)	25
Net cash provided by (used in) investing activities - continuing operations	14,575	(34,589)
Financing activities
Proceeds from borrowings and overdrafts	1,190,596	1,008,423
Repayments on borrowings and overdrafts	(1,300,083)	(1,050,928)
Payment of debt issuance costs	—	(265)
Dividends paid to shareholders	(22,873)	(22,770)
Dividends paid to noncontrolling interests	(24,824)	(20,981)
Other noncontrolling interest activity, net	(482)	—
Payment of contingent consideration	(1,169)	(2,451)
Net cash used in financing activities - continuing operations	(158,835)	(88,972)
Effect of foreign exchange rate changes on cash	(1,716)	(19,052)
Net cash used in operating activities - discontinued operations	(15,772)	(61,521)
Net cash used in investing activities - discontinued operations	(6,703)	(8,027)
Cash used in discontinued operations, net	(22,475)	(69,548)
(Decrease) in cash and cash equivalents	(11,317)	(29,085)
Cash and cash equivalents at beginning of period	228,840	250,561
Cash and cash equivalents at end of period	$217,523	$221,476
Supplemental cash flow information:
Income tax payments, net of refunds	$(49,142)	$(39,628)
Interest payments on borrowings	$(62,771)	$(39,703)

Reconciliation from Net Income to Adjusted EBITDA - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

	(U.S. Dollars in thousands)
Net income (Reported GAAP)	$53,985	$46,580	$126,775	$98,394
Loss from discontinued operations, net of income taxes	1,672	11,704	27,616	48,129
Income from continuing operations (Reported GAAP)	55,657	58,284	154,391	146,523
Income tax expense (benefit)	13,017	(34,155)	40,604	(21,497)
Interest expense	20,899	15,677	62,359	38,126
Mark to market (gains) losses	(4,783)	2,310	(2,926)	(5,819)
(Gain) on asset sales	(28,802)	(530)	(43,356)	(8,346)
Incremental charges on biological assets related to the acquisition of Legacy Dole	—	5,520	—	40,464
Cyber-related incident	—	—	5,321	—
Other items[4]	222	(532)	1,085	(1,284)
Adjustments from equity method investments	2,160	1,603	6,405	4,926
Adjusted EBIT (Non-GAAP)	58,370	48,177	223,883	193,093
Depreciation	21,737	25,315	69,182	73,544
Amortization of intangible assets	2,536	2,633	7,726	8,248
Depreciation and amortization adjustments from equity method investments	2,550	3,073	7,470	7,998
Adjusted EBITDA (Non-GAAP)	$85,193	$79,198	$308,261	$282,883

4 For the three months ended September 30, 2023, other items is primarily comprised of $0.2 million of asset writedowns, net of insurance proceeds. For the three months ended September 30, 2022, other items is primarily comprised of $1.0 million in legal cost adjustments, partially offset by $0.5 million of asset writedowns, net of insurance proceeds. For the nine months ended September 30, 2023, other items is primarily comprised of $1.1 million of asset writedowns, net of insurance proceeds. For the nine months ended September 30, 2022, other items is primarily comprised of $1.0 million in legal cost adjustments and $0.3 million in gains on disposal of a business.

Reconciliation from Net Income attributable to Dole plc to Adjusted Net Income - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item. Refer to the Appendix for supplementary detail.

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

	(U.S. Dollars and shares in thousands, except per share amounts)
Net income attributable to Dole plc (Reported GAAP)	$45,292	$39,837	$101,726	$79,715
Loss from discontinued operations, net of income taxes	1,672	11,704	27,616	48,129
Income from continuing operations attributable to Dole plc	46,964	51,541	129,342	127,844
Adjustments:
Amortization of intangible assets	2,536	2,633	7,726	8,248
Mark to market (gains) losses	(4,783)	2,310	(2,926)	(5,819)
(Gain) on asset sales	(28,802)	(530)	(43,356)	(8,346)
Incremental charges on biological assets related to the acquisition of Legacy Dole	—	5,520	—	40,464
Cyber-related incident	—	—	5,321	—
Other items[5]	222	(532)	1,085	(1,284)
Adjustments from equity method investments	610	628	1,352	1,918
Income tax on items above and discrete tax items	6,464	(34,501)	6,952	(41,628)
NCI impact on items above	(645)	(878)	(2,274)	(2,289)
Adjusted Net Income for Adjusted EPS calculation (Non-GAAP)	$22,566	$26,191	$103,222	$119,108

Adjusted earnings per share – basic (Non-GAAP)	$0.24	$0.28	$1.09	$1.26
Adjusted earnings per share – diluted (Non-GAAP)	$0.24	$0.28	$1.09	$1.25
Weighted average shares outstanding – basic	94,929	94,891	94,912	94,882
Weighted average shares outstanding – diluted	95,148	94,908	95,094	94,910

5 For the three months ended September 30, 2023, other items is primarily comprised of $0.2 million of asset writedowns, net of insurance proceeds. For the three months ended September 30, 2022, other items is primarily comprised of $1.0 million in legal cost adjustments, partially offset by $0.5 million of asset writedowns, net of insurance proceeds. For the nine months ended September 30, 2023, other items is primarily comprised of $1.1 million of asset writedowns, net of insurance proceeds. For the nine months ended September 30, 2022, other items is primarily comprised of $1.0 million in legal cost adjustments and $0.3 million in gains on disposal of a business.

Supplemental Reconciliation from Net Income attributable to Dole plc to Adjusted Net Income - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Three Months Ended September 30, 2023 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administrative expenses	Other operating charges[6]	Operating Income
Reported (GAAP)	$2,042,672	(1,876,292)	166,380	8.1%	(118,023)	28,746	$77,103
Loss from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		2,536	—	2,536
Mark to market (gains) losses	—	(1,113)	(1,113)		—	—	(1,113)
(Gain) on asset sales	—	—	—		—	(28,802)	(28,802)
Cyber-related incident	—	—	—		—	—	—
Other items	—	222	222		—	—	222
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$2,042,672	(1,877,183)	165,489	8.1%	(115,487)	(56)	$49,946

	Three Months Ended September 30, 2022 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administrative expenses	Other operating charges[7]	Operating Income
Reported (GAAP)	$1,960,695	(1,829,233)	131,462	6.7%	(103,349)	767	$28,880
Loss from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		2,633	—	2,633
Mark to market (gains) losses	—	7,729	7,729		—	—	7,729
(Gain) on asset sales	—	—	—		—	(530)	(530)
Incremental charges on biological assets related to the acquisition of Legacy Dole	—	5,520	5,520		—	—	5,520
Other items	—	509	509		(1,041)	—	(532)
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$1,960,695	(1,815,475)	145,220	7.4%	(101,757)	237	$43,700
6 Other operating charges for the three months ended September 30, 2023 is comprised of gains on asset sales of $28.7 million, as reported on the Dole plc GAAP Consolidated Statements of Operations.
7 Other operating charges for the three months ended September 30, 2022 is comprised of gains on asset sales of $0.8 million, as reported on the Dole plc the GAAP Consolidated Statements of Operations.

	Three Months Ended September 30, 2023 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax expense	Equity method earnings	Income from continuing operations	Loss from discontinued operations, net of income taxes
Reported (GAAP)	$4,817	2,311	(20,899)	(13,017)	5,342	55,657	$(1,672)
Loss from discontinued operations, net of income taxes	—	—	—	—	—	—	1,672
Amortization of intangible assets	—	—	—	—	—	2,536	—
Mark to market (gains) losses	(3,670)	—	—	—	—	(4,783)	—
(Gain) on asset sales	—	—	—	—	—	(28,802)	—
Cyber-related incident	—	—	—	—	—	—	—
Other items	—	—	—	—	—	222	—
Adjustments from equity method investments	—	—	—	—	610	610	—
Income tax on items above and discrete tax items	—	—	—	6,603	(139)	6,464	—
NCI impact on items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$1,147	2,311	(20,899)	(6,414)	5,813	31,904	$—

	Three Months Ended September 30, 2022 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax benefit (expense)	Equity method earnings	Income from continuing operations	Loss from discontinued operations, net of income taxes
Reported (GAAP)	$9,199	1,427	(15,677)	34,155	300	58,284	$(11,704)
Loss from discontinued operations, net of income taxes	—	—	—	—	—	—	11,704
Amortization of intangible assets	—	—	—	—	—	2,633	—
Mark to market (gains) losses	(5,419)	—	—	—	—	2,310	—
(Gain) on asset sales	—	—	—	—	—	(530)	—
Incremental charges on biological assets related to the acquisition of Legacy Dole	—	—	—	—	—	5,520	—
Other items	—	—	—	—	—	(532)	—
Adjustments from equity method investments	—	—	—	—	628	628	—
Income tax on items above and discrete tax items	—	—	—	(34,400)	(101)	(34,501)	—
NCI impact on items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$3,780	1,427	(15,677)	(245)	827	33,812	$—

	Three Months Ended September 30, 2023
	(U.S. Dollars and shares in thousands, except per share amounts)
	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$53,985	$(8,693)	$45,292	$0.48
Loss from discontinued operations, net of income taxes	1,672	—	1,672
Amortization of intangible assets	2,536	—	2,536
Mark to market (gains) losses	(4,783)	—	(4,783)
(Gain) on asset sales	(28,802)	—	(28,802)
Cyber-related incident	—	—	—
Other items	222	—	222
Adjustments from equity method investments	610	—	610
Income tax on items above and discrete tax items	6,464	—	6,464
NCI impact on items above	—	(645)	(645)
Adjusted (Non-GAAP)	$31,904	$(9,338)	$22,566	$0.24

Weighted average shares outstanding – diluted	95,148

	Three Months Ended September 30, 2022
	(U.S. Dollars and shares in thousands, except per share amounts)
	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$46,580	$(6,743)	$39,837	$0.42
Loss from discontinued operations, net of income taxes	11,704	—	11,704
Amortization of intangible assets	2,633	—	2,633
Mark to market (gains) losses	2,310	—	2,310
(Gain) on asset sales	(530)	—	(530)
Incremental charges on biological assets related to the acquisition of Legacy Dole	5,520	—	5,520
Other items	(532)	—	(532)
Adjustments from equity method investments	628	—	628
Income tax on items above and discrete tax items	(34,501)	—	(34,501)
NCI impact on items above	—	(878)	(878)
Adjusted (Non-GAAP)	$33,812	$(7,621)	$26,191	$0.28

Weighted average shares outstanding – diluted	94,908

Supplemental Reconciliation from Net Income attributable to Dole plc to Adjusted Net Income - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Nine Months Ended September 30, 2023 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administrative expenses	Other operating charges[8]	Operating Income
Reported (GAAP)	$6,173,013	(5,631,021)	541,992	8.8%	(354,569)	43,442	$230,865
Loss from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		7,726	—	7,726
Mark to market (gains) losses	—	(2,449)	(2,449)		—	—	(2,449)
(Gain) on asset sales	—	—	—		—	(43,356)	(43,356)
Cyber-related incident	—	—	—		5,321	—	5,321
Other items	—	1,085	1,085		—	—	1,085
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$6,173,013	(5,632,385)	540,628	8.8%	(341,522)	86	$199,192

	Nine Months Ended September 30, 2022 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administrative expenses	Other operating charges[9]	Operating Income
Reported (GAAP)	$5,981,835	(5,533,069)	448,766	7.5%	(323,258)	9,430	$134,938
Loss from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		8,248	—	8,248
Mark to market (gains) losses	—	2,372	2,372		—	—	2,372
(Gain) on asset sales	—	—	—		—	(8,346)	(8,346)
Incremental charges on biological assets related to the acquisition of Legacy Dole	—	40,464	40,464		—	—	40,464
Other items	—	—	—		(1,015)	(269)	(1,284)
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$5,981,835	(5,490,233)	491,602	8.2%	(316,025)	815	$176,392
8 Other operating charges for the six months ended September 30, 2023 is comprised of gains on asset sales of $43.4 million, as reported on the Dole plc GAAP Consolidated Statements of Operations.
9 Other operating charges for the nine months ended September 30, 2022 is comprised of gains on asset sales of $9.2 million and a gain on disposal of businesses of $0.2 million, as reported on the Dole plc GAAP Consolidated Statements of Operations.

	Nine Months Ended September 30, 2023 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax expense	Equity method earnings	Income from continuing operations	Loss from discontinued operations, net of income taxes
Reported (GAAP)	$7,721	7,260	(62,359)	(40,604)	11,508	154,391	$(27,616)
Loss from discontinued operations, net of income taxes	—	—	—	—	—	—	27,616
Amortization of intangible assets	—	—	—	—	—	7,726	—
Mark to market (gains) losses	(477)	—	—	—	—	(2,926)	—
(Gain) on asset sales	—	—	—	—	—	(43,356)	—
Cyber-related incident	—	—	—	—	—	5,321	—
Other items	—	—	—	—	—	1,085	—
Adjustments from equity method investments	—	—	—	—	1,352	1,352	—
Income tax on items above and discrete tax items	—	—	—	7,253	(301)	6,952	—
NCI impact on items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$7,244	7,260	(62,359)	(33,351)	12,559	130,545	$—

	Nine Months Ended September 30, 2022 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax benefit (expense)	Equity method earnings	Income from continuing operations	Loss from discontinued operations, net of income taxes
Reported (GAAP)	$19,765	4,421	(38,126)	21,497	4,028	146,523	$(48,129)
Loss from discontinued operations, net of income taxes	—	—	—	—	—	—	48,129
Amortization of intangible assets	—	—	—	—	—	8,248	—
Mark to market (gains) losses	(8,191)	—	—	—	—	(5,819)	—
(Gain) on asset sales	—	—	—	—	—	(8,346)	—
Incremental charges on biological assets related to the acquisition of Legacy Dole	—	—	—	—	—	40,464	—
Other items	—	—	—	—	—	(1,284)	—
Adjustments from equity method investments	—	—	—	—	1,918	1,918	—
Income tax on items above and discrete tax items	—	—	—	(41,320)	(308)	(41,628)	—
NCI impact on items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$11,574	4,421	(38,126)	(19,823)	5,638	140,076	$—

	Nine Months Ended September 30, 2023
	(U.S. Dollars and shares in thousands, except per share amounts)
	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$126,775	$(25,049)	$101,726	$1.07
Loss from discontinued operations, net of income taxes	27,616	—	27,616
Amortization of intangible assets	7,726	—	7,726
Mark to market (gains) losses	(2,926)	—	(2,926)
(Gain) on asset sales	(43,356)	—	(43,356)
Cyber-related incident	5,321	—	5,321
Other items	1,085	—	1,085
Adjustments from equity method investments	1,352	—	1,352
Income tax on items above and discrete tax items	6,952	—	6,952
NCI impact on items above	—	(2,274)	(2,274)
Adjusted (Non-GAAP)	$130,545	$(27,323)	$103,222	$1.09

Weighted average shares outstanding – diluted	95,094

	Nine Months Ended September 30, 2022
	(U.S. Dollars and shares in thousands, except per share amounts)
	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$98,394	$(18,679)	$79,715	$0.84
Loss from discontinued operations, net of income taxes	48,129	—	48,129
Amortization of intangible assets	8,248	—	8,248
Mark to market (gains) losses	(5,819)	—	(5,819)
(Gain) on asset sales	(8,346)	—	(8,346)
Incremental charges on biological assets related to the acquisition of Legacy Dole	40,464	—	40,464
Other items	(1,284)	—	(1,284)
Adjustments from equity method investments	1,918	—	1,918
Income tax on items above and discrete tax items	(41,628)	—	(41,628)
NCI impact on items above	—	(2,289)	(2,289)
Adjusted (Non-GAAP)	$140,076	$(20,968)	$119,108	$1.25

Weighted average shares outstanding – diluted	94,910

Supplemental Reconciliation of Prior Year Segment Results to Current Year Segment Results – Unaudited

	Revenue for the Three Months Ended
	September 30, 2022	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	September 30, 2023

	(U.S. Dollars in thousands)
Fresh Fruit	$751,348	$—	$—	$(2,138)	$749,210
Diversified Fresh Produce - EMEA	759,964	54,373	5,540	36,474	856,351
Diversified Fresh Produce - Americas & ROW	479,839	(1,491)	—	(8,337)	470,011
Intersegment	(30,456)	—	—	(2,444)	(32,900)
Total	$1,960,695	$52,882	$5,540	$23,555	$2,042,672

	Adjusted EBITDA for the Three Months Ended
	September 30, 2022	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	September 30, 2023

	(U.S. Dollars in thousands)
Fresh Fruit	$49,382	$(375)	$—	$(3,896)	$45,111
Diversified Fresh Produce - EMEA	30,686	2,013	187	2,037	34,923
Diversified Fresh Produce - Americas & ROW	(870)	(115)	932	5,212	5,159
Total	$79,198	$1,523	$1,119	$3,353	$85,193

	Revenue for the Nine Months Ended
	September 30, 2022	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	September 30, 2023

	(U.S. Dollars in thousands)
Fresh Fruit	$2,306,982	$—	$—	$80,181	$2,387,163
Diversified Fresh Produce - EMEA	2,400,967	(188)	23,642	145,659	2,570,080
Diversified Fresh Produce - Americas & ROW	1,391,731	(6,524)	—	(74,800)	1,310,407
Intersegment	(117,845)	—	—	23,208	(94,637)
Total	$5,981,835	$(6,712)	$23,642	$174,248	$6,173,013

	Adjusted EBITDA for the Nine Months Ended
	September 30, 2022	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	September 30, 2023

	(U.S. Dollars in thousands)
Fresh Fruit	$166,087	$(330)	$—	$14,381	$180,138
Diversified Fresh Produce - EMEA	88,397	212	1,458	10,865	100,932
Diversified Fresh Produce - Americas & ROW	28,399	(245)	1,498	(2,461)	27,191
Total	$282,883	$(363)	$2,956	$22,785	$308,261

Net Debt Reconciliation
Net Debt is the primary measure used by management to analyze the Company’s capital structure. Net Debt is a non-GAAP financial measure, calculated as cash and cash equivalents, less current and long-term debt. It also excludes debt discounts and debt issuance costs. The calculation of Net Debt as of September 30, 2023 is presented below. Net Debt as of September 30, 2023 was $0.9 billion.

	September 30, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Cash and cash equivalents (Reported GAAP)	217,523	228,840
Debt (Reported GAAP):
Long-term debt, net	(859,677)	(1,127,321)
Current maturities	(255,953)	(97,435)
Bank overdrafts	(13,772)	(8,623)
Total debt, net	(1,129,402)	(1,233,379)
Less: Debt discounts and debt issuance costs (Reported GAAP)	(15,233)	(17,874)
Total gross debt	(1,144,635)	(1,251,253)
Net Debt (Non-GAAP)	$(927,112)	$(1,022,413)

Free Cash Flow from Continuing Operations Reconciliation

	Nine Months Ended
	September 30, 2023	September 30, 2022

	(U.S. Dollars in thousands)
Net cash provided by operating activities - continuing operations (Reported GAAP)	157,134	183,076
Less: Capital expenditures (Reported GAAP)[10]	(51,334)	(58,555)
Free cash flow from continuing operations (Non-GAAP)	$105,800	$124,521
10 Capital expenditures do not include amounts attributable to discontinued operations.

Supplemental Consolidated Income Statement by Quarter - for the Year Ended December 31, 2022 - Unaudited

	Three Months Ended				Year Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	December 31, 2022

	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$1,970,231	$2,050,909	$1,960,695	$2,042,568	$8,024,403
Cost of sales	(1,818,436)	(1,885,400)	(1,829,233)	(1,891,456)	(7,424,525)
Gross profit	151,795	165,509	131,462	151,112	599,878
Selling, marketing, general and administrative expenses	(109,544)	(110,365)	(103,349)	(112,934)	(436,192)
Gain (loss) on disposal of businesses	242	—	—	(50)	192
Impairment of property, plant and equipment	—	—	—	(397)	(397)
Gain on asset sales	495	7,926	767	2,596	11,784
Operating income	42,988	63,070	28,880	40,327	175,265
Other income (expense), net	2,464	8,102	9,199	(9,165)	10,600
Interest income	1,584	1,410	1,427	1,986	6,407
Interest expense	(11,616)	(10,833)	(15,677)	(18,245)	(56,371)
Income from continuing operations before income taxes and equity earnings	35,420	61,749	23,829	14,903	135,901
Income tax (expense) benefit	(7,358)	(5,300)	34,155	4,106	25,603
Equity method earnings	577	3,151	300	2,698	6,726
Income from continuing operations	28,639	59,600	58,284	21,707	168,230
Loss from discontinued operations, net of income taxes	(25,230)	(11,195)	(11,704)	(8,318)	(56,447)
Net income	3,409	48,405	46,580	13,389	111,783
Less: Net income attributable to noncontrolling interests	(4,803)	(7,133)	(6,743)	(6,608)	(25,287)
Net (loss) income attributable to Dole plc	$(1,394)	$41,272	$39,837	$6,781	$86,496

Income (loss) per share - basic:
Continuing operations	$0.26	$0.55	$0.54	$0.16	$1.51
Discontinued operations	(0.27)	(0.12)	(0.12)	(0.09)	(0.60)
Net income (loss) per share attributable to Dole plc - basic	$(0.01)	$0.43	$0.42	$0.07	$0.91

Income (loss) per share - diluted:
Continuing operations	$0.26	$0.55	$0.54	$0.16	$1.51
Discontinued operations	(0.27)	(0.12)	(0.12)	(0.09)	(0.60)
Net income (loss) per share attributable to Dole plc - diluted	$(0.01)	$0.43	$0.42	$0.07	$0.91

Weighted-average shares:
Basic	94,878	94,878	94,891	94,899	94,886
Diluted	94,909	94,913	94,908	94,928	94,914

Supplemental Reconciliation from Net Income to Adjusted EBITDA by Quarter - for the Year Ended December 31, 2022 - Unaudited

	Three Months Ended				Year Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	December 31, 2022

	(U.S. Dollars in thousands)
Net income (Reported GAAP)	$3,409	$48,405	$46,580	$13,389	$111,783
Loss from discontinued operations, net of income taxes	25,230	11,195	11,704	8,318	56,447
Income from continuing operations (Reported GAAP)	28,639	59,600	58,284	21,707	168,230
Income tax expense (benefit)	7,358	5,300	(34,155)	(4,106)	(25,603)
Interest expense	11,616	10,833	15,677	18,245	56,371
Mark to market losses (gains)	(1,138)	(6,991)	2,310	8,868	3,049
(Gain) on asset sales	—	(7,816)	(530)	(1,970)	(10,316)
Impairment on property, plant and equipment	—	—	—	397	397
Incremental charges on biological assets from the Acquisition	17,513	17,431	5,520	681	41,145
Other items	(868)	116	(532)	656	(628)
Adjustments from equity method investments	1,128	2,195	1,603	2,614	7,540
Adjusted EBIT (Non-GAAP)	64,248	80,668	48,177	47,092	240,185
Depreciation	22,533	25,696	25,315	25,159	98,703
Amortization of intangible assets	2,842	2,773	2,633	2,645	10,893
Depreciation and amortization adjustments from equity method investments	2,260	2,666	3,073	2,616	10,615
Adjusted EBITDA (Non-GAAP)	$91,883	$111,803	$79,198	$77,512	$360,396

Supplemental Reconciliation from Net Income attributable to Dole plc to Adjusted Net Income by Quarter - for the Year Ended December 31, 2022 - Unaudited

	Three Months Ended				Year Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	December 31, 2022

	(U.S. Dollars and shares in thousands, except per share amounts)
Net income (loss) attributable to Dole plc (Reported GAAP)	$(1,394)	$41,272	$39,837	$6,781	$86,496
Loss from discontinued operations, net of income taxes	25,230	11,195	11,704	8,318	56,447
Income from continuing operations attributable to Dole plc	23,836	52,467	51,541	15,099	142,943
Adjustments:
Amortization of intangible assets	2,842	2,773	2,633	2,645	10,893
Mark to market (gains) losses	(1,138)	(6,991)	2,310	8,868	3,049
(Gain) on asset sales	—	(7,816)	(530)	(1,970)	(10,316)
Incremental charges on biological assets from the Acquisition	17,513	17,431	5,520	681	41,145
Other items	(868)	116	(532)	1,053	(231)
Adjustments from equity method investments	678	612	628	662	2,580
Income tax on items above and discrete tax items	(1,931)	(5,196)	(34,501)	(8,876)	(50,504)
NCI impact on items above	(458)	(953)	(878)	(898)	(3,187)
Adjusted Net Income for Adjusted EPS calculation (Non-GAAP)	$40,474	$52,443	$26,191	$17,264	$136,372

Adjusted earnings per share – basic (Non-GAAP)	$0.43	$0.55	$0.28	$0.18	$1.44
Adjusted earnings per share – diluted (Non-GAAP)	$0.43	$0.55	$0.28	$0.18	$1.44
Weighted average shares outstanding – basic	94,878	94,878	94,891	94,899	94,886
Weighted average shares outstanding – diluted	94,909	94,913	94,908	94,928	94,914

Supplemental Selected Segmental Financial Information by Quarter - for the Year Ended December 31, 2022 - Unaudited
Revenue by Segment:

	Three Months Ended				Year Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	December 31, 2022

	(U.S. Dollars in thousands)
Fresh Fruit	$749,803	$805,831	$751,348	$740,167	$3,047,149
Diversified Fresh Produce - EMEA	791,155	849,848	759,964	751,594	3,152,561
Diversified Fresh Produce - Americas & ROW	463,692	448,200	479,839	573,936	1,965,667
Intersegment	(34,419)	(52,970)	(30,456)	(23,129)	(140,974)
Total	$1,970,231	$2,050,909	$1,960,695	$2,042,568	$8,024,403
Adjusted EBITDA by Segment:

	Three Months Ended				Year Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	December 31, 2022

	(U.S. Dollars in thousands)
Fresh Fruit	$60,397	$56,308	$49,382	$39,460	$205,547
Diversified Fresh Produce - EMEA	19,277	38,434	30,686	22,656	111,053
Diversified Fresh Produce - Americas & ROW	12,209	17,061	(870)	15,396	43,796
Total	$91,883	$111,803	$79,198	$77,512	$360,396

Non-GAAP Financial Measures
Dole plc’s results are determined in accordance with U.S. GAAP.
In addition to its results under U.S. GAAP, in this Press Release, we also present Dole plc’s Adjusted EBIT, Adjusted EBITDA, Adjusted Net Income, Adjusted EPS, Free Cash Flow from Continuing Operations and Net Debt, which are supplemental measures of financial performance that are not required by, or presented in accordance with, U.S. GAAP (collectively, the "non-GAAP financial measures"). We present these non-GAAP financial measures, because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. These non-GAAP financial measures have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our operating results, cash flows or any other measure prescribed by U.S. GAAP. Our presentation of non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by any of the adjusted items or that any projections and estimates will be realized in their entirety or at all. In addition, adjustment items that are excluded from non-GAAP results can have a material impact on equivalent GAAP earnings, financial measures and cash flows.
Adjusted EBIT is calculated from GAAP net income by: (1) adding the loss from discontinued operations, net of income taxes; (2) adding the income tax expense or subtracting the income tax benefit; (3) adding interest expense; (4) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (5) other items which are separately stated based on materiality, which during the three and nine months ended September 30, 2023 and September 30, 2022, included adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, adding the incremental costs from the fair value uplift for biological assets related to the acquisition of Legacy Dole, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property, adding restructuring charges and costs for legal matters not in the ordinary course of business and adding costs incurred for the cyber-related incident; and (6) the Company’s share of these items from equity method investments.

Adjusted EBITDA is calculated from GAAP net income by: (1) adding the loss from discontinued operations, net of income taxes; (2) adding the income tax expense or subtracting the income tax benefit; (3) adding interest expense; (4) adding depreciation charges; (5) adding amortization charges on intangible assets; (6) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (7) other items which are separately stated based on materiality, which during the three and nine months ended September 30, 2023 and September 30, 2022, included adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, adding the incremental costs from the fair value uplift for biological assets related to the acquisition of Legacy Dole, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property, adding restructuring charges and costs for legal matters not in the ordinary course of business and adding costs incurred for the cyber-related incident; and (8) the Company’s share of these items from equity method investments.
Adjusted Net Income is calculated from GAAP net income attributable to Dole plc by: (1) adding the loss from discontinued operations, net of income taxes; (2) adding amortization charges on intangible assets; (3) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (4) other items which are separately stated based on materiality, which during the three and nine months ended September 30, 2023 and September 30, 2022, included adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, adding the incremental costs from the fair value uplift for biological assets related to the acquisition of Legacy Dole, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property, adding restructuring charges and costs for legal matters not in the ordinary course of business and adding costs incurred for the cyber-related incident; (5) the Company’s share of these items from equity method investments; (6) excluding the tax effect of these items and discrete tax adjustments; and (7) excluding the effect of these items attributable to non-controlling interests.
Adjusted Earnings per Share is calculated from Adjusted Net Income divided by diluted weighted average number of shares in the applicable period.
Net Debt is a non-GAAP financial measure, calculated as GAAP cash and cash equivalents, less GAAP current and long-term debt. It also excludes GAAP unamortized debt discounts and debt issuance costs.
Free cash flow from continuing operations is calculated from GAAP net cash provided by operating activities for continuing operations less GAAP capital expenditures.
Like-for-like basis refers to the U.S. GAAP measure or non-GAAP financial measure excluding the impact of foreign currency translation movements and acquisitions and divestitures.
Dole is not able to provide a reconciliation for projected FY'23 results without taking unreasonable efforts.